UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

MERCATOR SOFTWARE, INC.

(Name of Subject Company)

GREEK ACQUISITION CORPORATION
ASCENTIAL SOFTWARE CORPORATION

(Names of Filing Persons—Offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

712713106
(Cusip Number of Class of Securities)

Scott N. Semel, Esq.
Vice President, General Counsel and Secretary
Ascential Software Corporation
50 Washington Street
Westborough, Massachusetts 01581
Telephone: (508) 366-3888
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Louis A. Goodman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, Massachusetts 02108
Telephone: (617) 573-4800

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     On August 4, 2003, Ascential announced the execution of an Agreement and Plan of Merger, dated as of August 2, 2003 (the “Merger Agreement”), by and among Ascential Software Corporation (“Ascential”), Greek Acquisition Corporation (“Purchaser) and Mercator Software, Inc. (“Mercator”); a Stock Tender Agreement, dated as of August 2, 2003, by and among Ascential, Purchaser and certain directors and executive and other officers of Mercator set forth therein (the “Stock Tender Agreement”); and a Common Stock Option Agreement, dated as of August 2, 2003, by and among Ascential, Purchaser and Mercator (the “Option Agreement”). On August 5, 2003, Ascential filed the Merger Agreement, the Stock Tender Agreement and the Option Agreement as Exhibits 2.1, 10.1 and 10.2, respectively, to Ascential’s Current Report on Form 8-K. For more information, please refer to the Merger Agreement, the Stock Tender Agreement and the Option Agreement which are incorporated by reference into this filing.

     This document is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any shares. If a tender offer is commenced, the solicitation and the offer to buy Mercator’s common stock will be made pursuant to an Offer to Purchase (and related materials) which will be sent to all Mercator stockholders. The Offer to Purchase will contain important information and should be read by stockholders. In connection with such tender offer, a statement on Schedule TO, which will include the Offer to Purchase and other exhibits, will be filed with the Securities and Exchange Commission (the “SEC”). All documents filed with the SEC can be examined for free at the SEC web site (http://www.sec.gov.). They are also available without charge by calling Ascential’s Investor Relations department at 508.366.3888 or by sending a written request to Investor Relations, Ascential Software Corporation, 50 Washington Street, Westborough, Massachusetts 01581.

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